Exhibit 2.2

1 October 2008

AGREEMENT
relating to the acquisition of the customer list
of Medialink UK Limited

MEDIALINK UK LIMITED

WORLD TELEVISION GROUP PLC

and

MEDIALINK WORLDWIDE INCORPORATED

Contents
1.	Interpretation	1
2.	Agreement for sale	1
3.	Completion	1
4.	Price	2
5.	Consideration Protections	4
6.	Guarantee	4
7.	Creditors and excluded liabilities	5
8.	Employees	5
9.	Warranties by the Seller	7
10.	Limitation of liability	8
11.	Undertakings	9
12.	Restrictions	11
13.	Good faith discussions	12
14.	Announcements	12
15.	Subsequent action	12
16.	Notices	12
17.	Entire agreement	13
18.	Assignment	14
19.	General	14

Schedule 1
Definitions and interpretation

Schedule 2

DATE:

PARTIES:

(1)
MEDIALINK UK LIMITED (registered in England with number 3970925) whose address for the purposes of this agreement is c/o Medialink Worldwide Incorporated., 708 3rd Avenue, New York NY10017, USA (Seller);

(2)	WORLD TELEVISION GROUP PLC (registered in England with number 3901656) whose registered office is at 8 Fitzroy Square, London W1T 5HN (Buyer); and

(3)	MEDIALINK WORLDWIDE INCORPORATED. (registered in Delaware, USA) whose principal office is at 708 3rd Avenue, New York NY10017, USA (Guarantor).

INTRODUCTION

A	The Seller carries on the Business.

B	The Seller uses the Customer List in carrying on the Business.

C	The Seller has agreed to sell the Customer List to the Buyer on the terms of this agreement.

D	The Guarantor has agreed to guarantee the performance of the obligations of the Seller under this agreement.

E
Prior to the date of this agreement, the Seller has, to the extent it has been lawfully able to, secured waivers of any and all relevant employment rights from its employees, other than the Retained Employees and the Employees, under the terms of the Compromise Agreements.

AGREEMENT

1.	Interpretation

The definitions and interpretative provisions in Schedule 1 apply to this agreement.

2.	Agreement for sale

2.1	Subject to the terms and conditions of this agreement, the Seller sells and the Buyer buys free from all Security Interests and with effect from the Completion Date, the Customer List.

2.2	Title to the Customer List will pass to the Buyer on the Completion Date.

3.	Completion

3.1	The sale and purchase will be completed at the offices of the Buyer on the Completion Date.

3.2	At Completion the Seller will deliver, procure the delivery of or make available, in each case to the Buyer as is requested by the Buyer:

3.2.1	the Customer List;

3.2.2	the Existing Product;

3.2.3	copies of the Compromise Agreements;

3.2.4	a certified copy of any power of attorney or other instrument under which this agreement or any related document is executed on behalf of the Seller; and

3.2.5
a copy of the board minutes of a meeting of the directors of the Seller authorising the execution of this agreement and of any other document that may be necessary to give effect to it and appointing the relevant signatories to sign such documents on its behalf.

4.	Price

4.1
The total price payable by the Buyer to the Seller for the sale of the Customer List will be based on the Gross Profit Margin earned by the Buyer on sales made in the 18 month period after the Completion Date to the customers contained in the Customer List on the following basis:

4.1.1	the Buyer will pay the Seller an amount equal to ten per cent. of the Buyer’s Gross Profit Margin on sales to Exclusive Customers; and

4.1.2	the Buyer will pay the Seller an amount equal to five per cent. of the Buyer’s Gross Profit Margin on sales to Non-Exclusive Customers.

4.2
The Buyer will pay to the Seller within 30 days of the end of each calendar quarter on account of the Consideration payable to the Seller in accordance with clause 4.1, the applicable percentage of the Gross Profit Margin included in each of the amounts referred to in clause 4.4(iii), less any amount(s) previously paid to the Seller pursuant to this clause 4.2 and such payment shall be made in full within such 30 day period notwithstanding there being an actual or anticipated dispute between the Buyer and the Seller with regard to any Draft Statement on the date such payment is due.

4.3	The Consideration is exclusive of VAT which, if payable, will be payable by the Buyer at the prevailing rate on delivery to the Buyer by the Seller of a valid VAT invoice.

4.4
The Buyer shall prepare and submit to the Seller within 20 Business Days of the end of each calendar quarter until such time as the Buyer has received, or has written off with the Seller’s written consent (such consent not to be unreasonably withheld or delayed), full payment for all the sales on which the Consideration is calculated a draft statement setting out (i) the Gross Profit Margin on sales to each of the Exclusive Customers and Non Exclusive Customers in the calendar quarter just ended, including a breakdown by customer of services ordered or invoiced and revenues and costs taken into account in calculating the Gross Profit Margin; (ii) the cumulative Gross Profit Margin on sales to each of the Exclusive Customers and Non Exclusive Customers since the Completion Date; (iii) the cumulative amounts which have been received by the Buyer during the calendar quarter just ended in respect of sales to each of the Exclusive Customers and Non-Exclusive Customers during such quarter or any previous quarter during the relevant 18-month period together with the amount of Gross Profit Margin included in each such amount; and (iv) the aggregate cumulative Consideration payable by the Buyer to the Seller in respect of sales during the period to the end of such calendar quarter just ended in accordance with clause 4.1 (Draft Statement).

4.5
The Seller shall, within 20 Business Days after receipt of the Draft Statement in accordance with clause 4.4, give written notice to the Buyer stating whether or not it proposes any amendments to the Draft Statement. The Buyer shall procure that the Seller is given all such assistance and access to all such information in the Buyer’s possession or control as it may reasonably require in order to enable it to reach its decision.

4.6	If the Seller does not give written notice within the 20 Business Day period set out in clause 4.5, the Draft Statement will be deemed to be agreed.

4.7
If the Seller gives notice that it proposes amendments to the Draft Statement, it shall within such notice inform the Buyer of its proposed amendments and the Seller and the Buyer shall, within the period of ten Business Days after receipt of such notice, seek to agree the proposed amendments.

4.8
In the event of any dispute between the Seller and the Buyer as to any matter pertaining to the Draft Statement remaining unresolved at the expiry of the period of ten Business Days referred to in clause 4.7, such failure or dispute shall be referred to an independent firm of chartered accountants agreed by the Seller and the Buyer within five Business Days of such failure or notification of dispute or, in the event of a failure to agree within five Business Days, by an independent firm of chartered accountants appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Seller or the Buyer (in either case, the Expert). The Expert shall determine the amount of the price payable by the Buyer to the Seller in respect of the relevant calendar quarter. The fees of the Expert shall be paid by the Seller and/or the Buyer in the proportions determined by the Expert (or, failing any such determination, by both parties equally).

4.9
The Seller and the Buyer shall procure that any Expert appointed under clause 4.8 is given all such assistance and access to all such information in the Seller’s or the Buyer’s (as the case may be) possession or control as the Expert may reasonably require in order to determine the amount of the price payable by the Buyer to the Seller in respect of the relevant calendar quarter. The Expert shall act as expert and not as arbitrator and its determination shall be binding on the parties.

4.10	If the agreed or determined Draft Statement shows that the amount payable to the Seller in accordance with clause 4.2 in respect of the relevant calendar quarter is:

4.10.1
higher than the amount already paid by the Buyer to the Seller in respect of such calendar quarter, the Buyer shall pay to the Seller an amount equal to the difference between the agreed or determined amount and the amount already paid within five Business Days of such agreement or determination; or

4.10.2
lower than the amount already paid by the Buyer to the Seller in respect of such calendar quarter, the Seller shall repay to the Buyer an amount equal to the difference between the agreed or determined amount and the amount already paid within five Business Days of such agreement or determination, in each case within 20 Business Days of the date on which the Draft Statement is agreed or determined (as the case may be).

4.11
Any amount paid by the Seller under this agreement, including in respect of a breach of any of the Warranties or under an indemnity contained in this agreement, shall in each case be deemed to give rise to a corresponding reduction in the Consideration already paid by the Buyer to the Seller.

5.	Consideration Protections

The Buyer undertakes to the Seller that during the 21 month period after the Completion Date, except with the prior written consent of the Seller, it shall:

5.1
not sell or dispose of all or any part of its business relating to or providing services to, in each case any of the customers on the Customer List (or any interest therein) or all or any part of the Customer List other than to a member of the Buyer’s Group, provided that such member of the Buyer’s Group prior to the completion of such transfer or assignment undertakes in writing to the Seller:

5.1.1	to comply with the terms of this agreement as if such transferee or assignee were named herein as the Buyer; and

5.1.2
to transfer all of its business relating to or providing services to, in each case the customers on the Customer List and/or part or all of the Customer List transferred to it by the Buyer (or any interest therein) back to the Buyer or to another member of the Buyer’s Group prior to it ceasing to be a member of the Buyer’s Group;

5.2	not take any action the sole or main purpose of which is to reduce the Consideration (whether the aggregate Consideration or the Consideration due in respect of a particular calendar quarter).

5.3	not direct any customers on the Customer List to deal with a member of the Buyer’s Group either wholly or partly in place of the Buyer (other than as permitted by clause 5.1); and

5.4	procure that no member of the Buyer’s Group competes with all or any part of the business of the Buyer or solicits any of the customers on the Customer List (other than as permitted by clause 5.1).

6.	Guarantee

6.1
In consideration of the Buyer entering into this agreement, the Guarantor unconditionally and irrevocably guarantees to the Buyer the due and punctual performance and observance by the Seller of its obligations under this agreement or any other document referred to in it.

6.2
The Guarantor will indemnify the Buyer against all losses, proceedings, claims, liabilities, costs and expenses reasonably suffered or incurred by the Buyer as a result of the Seller failing to discharge the obligations and liabilities it has pursuant to the terms of this agreement and the Compromise Agreements.

6.3	No time or indulgence given to the Seller or variation of this agreement will modify or release the obligations of the Guarantor in clauses 6.1 and 6.2.

6.4
If the Seller defaults in the performance of any obligation under this agreement (which shall not include, for the avoidance of doubt, an obligation retained by the Seller in accordance with clause 7.2.1) or the Compromise Agreements, the Guarantor will immediately upon written demand from the Buyer unconditionally perform it.

6.5	This clause 6 will remain in force until all the obligations of the Seller under this agreement and the Compromise Agreements have been performed or satisfied.

6.6
The Buyer will be entitled to enforce the Guarantor’s obligations without taking proceedings against the Seller and will not be required before enforcing the Guarantor’s obligations to pursue any other right, remedy or security which they may have against the Seller.

6.7
Save for any limitations on liability contained in this agreement, as a separate and independent stipulation the Guarantor agrees that any obligation of the Seller which may not be enforceable against or recoverable from the Seller by reason of any legal limitation, disability or incapacity on or of the Seller will nevertheless be enforceable against and recoverable from the Guarantor as though the Guarantor had the sole or principal obligation.

7.	Creditors and excluded liabilities

7.1
The Buyer does not assume, is not deemed to assume and is not in any way to be responsible for any debt, obligation, liability or any other kind of responsibility of the Seller which is not expressly assumed by the Buyer pursuant to this agreement.

7.2	The Seller will:

7.2.1
for the avoidance of doubt continue to be responsible for all Creditors and its other debts, liabilities and obligations in connection with the Business not assumed by the Buyer under the express terms of this agreement or by operation of law; and

7.2.2
indemnify the Buyer against all liabilities, losses, charges and costs reasonably suffered or incurred by the Buyer as a result of any claim or demand by a third party against the Buyer arising as a result of the actual or alleged failure of the Seller to satisfy any Creditor debt, liability or obligation not expressly assumed by the Buyer hereunder (provided that the Buyer shall promptly notify the Seller and Guarantor of any such claim and take such actions as either of them may reasonably request (at the Seller’s or Guarantor’s expense) to refute, contest, defend or settle any such claim.

8.	Employees

8.1	The parties acknowledge and agree that TUPE 2006 should not apply to this Agreement and that accordingly no individuals employed by the Seller will transfer to the Buyer under TUPE 2006.

8.2
Notwithstanding clause 8.1 above, the Buyer agrees to make offers of employment to the Employees on terms commensurate with their current terms and conditions of employment with the Seller including, without limitation, recognising the Employees’ period of continuous with the Seller as continuous service with the Buyer.

8.3
The Seller will pay to or on behalf of the Employees all sums to which they are entitled up to and including the Completion Date including, without limitation, all wages and salaries, sick pay, payments in respect of maternity, paternity and parental leave, and liability to Taxation, accrued holiday pay, expenses and accrued bonuses and commission.

8.4
The Buyer will indemnify the Seller in full on an after tax basis against any actions, proceedings, costs, claims, damages, penalties, compensation awards, orders, liabilities and expenses of any nature, including any sums payable to or on behalf of any Employee and including legal and other professional fees and expenses, which relate to or arise out of any breach or default by or unlawful act or omission of the Buyer in relation to any Employee on or after the Completion Date.

8.5
The Seller will indemnify the Buyer in full on an after tax basis against any actions, proceedings, costs, claims, damages, penalties, compensation awards, orders, liabilities and expenses of any nature, including any sums payable to or on behalf of any Employee and including legal and other professional fees and expenses which relate to or arise out of any breach or default by or unlawful act or omission of the Seller on or prior to the Completion Date in relation to any Employee in respect of which liability is transferred to the Buyer.

8.6
If any person not designated as an Employee (an Undisclosed Employee) asserts or establishes that his employment has or ought to have transferred to the Buyer pursuant to TUPE 2006 upon Completion, the Buyer shall within 7 days of being so informed either by the Undisclosed Employee or by the Seller (whichever is the earlier) inform the Seller whether or not it or any of its Group Companies wishes to employ the Undisclosed Employee.

8.7
If the Buyer does not wish to employ the Undisclosed Employee the Seller or any of its Group Companies shall within 7 days of being so advised be entitled at its sole discretion to offer employment to the Undisclosed Employee. If such offer:

8.7.1	is not made within the 7 day period; or

8.7.2	is made and not accepted by the Undisclosed Employee;

the Buyer shall, if necessary, be entitled to terminate the employment of the Undisclosed Employee.

8.8
Subject to the Buyer complying with clause 8.7 above, the Seller shall indemnify the Buyer in full on an after tax basis against any actions, proceedings, costs, claims, demands, awards, fines, orders, settlements, liabilities and expenses of any nature arising out of or in connection with the Undisclosed Employee’s employment or its termination (whether by the Seller or Buyer, and whether prior to or following Completion), including any sums payable to or on behalf of the Undisclosed Employee and including legal and other professional fees and expenses Provided That the buyer follows the statutory dismissal procedures set out in Schedule 2 of the Employment Act 2002.

8.9	The Buyer shall:

8.9.1
promptly on becoming aware of any claim under clauses 8.5 and 8.6 or any facts or circumstances that might give rise to such a claim notify the Seller in writing with full details of the relevant claim, facts or circumstances;

8.9.2
promptly provide all information available in relation to any such claim, facts or circumstances to the Seller and shall ensure that the Seller shall be kept fully informed and shall be provided on request with all information available and copies of all correspondence and documentation relating to such claim;

8.9.3	take such action as the Seller may from time to time reasonably request in relation to such claim, including to avoid, dispute, resist, appeal, compromise or defend the claim; and

8.9.4	if so required by the Seller in writing, shall permit the Seller to take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the claim.

8.10	The Seller shall:

8.10.1
promptly on becoming aware of any claim under clause 8.4 or any facts or circumstances that might give rise to such a claim notify the Buyer in writing with such details of the relevant claim, facts or circumstances as are then available to it;

8.10.2
promptly provide all information available in relation to any such claim, facts or circumstances to the Buyer and shall ensure that the Buyer shall be kept fully informed and shall be provided on request with all information available and copies of all correspondence and documentation relating to such claim;

8.10.3	take such action as the Buyer may from time to time reasonably request in relation to such claim, including to avoid, dispute, resist, appeal, compromise or defend the claim; and

8.10.4	if so required by the Buyer in writing, shall permit the Buyer to take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the claim.

9.	Warranties by the Seller

9.1	The Seller warrants and undertakes to the Buyer that:

9.1.1
the Customer List is the complete list of all the customers of the Seller in Europe to whom the Seller has provided services, invoiced or to be invoiced by the Seller, during the two years immediately prior to the Completion Date;

9.1.2
the Seller has in relation to the Customer List complied at all times in all material respects with the Data Protection Act 1984 and the Data Protection Act 1998 and there is nothing known to the Seller immediately prior to Completion which is likely to give rise to any contravention of those Acts; and

9.1.3	the Employees and the Retained Employees are the only employees employed by the Seller as at Completion.

9.2	The Warranties are on the Completion Date, true and accurate and not misleading.

9.3	The rights and remedies of the Buyer for any breach of the Warranties will not be affected by:

9.3.1	Completion;

9.3.2	any investigation made by or on behalf of the Buyer into the Business and the Customer List;

9.3.3	any information of which it may have actual, implied or constructive notice prior to the Completion Date (including, without limitation, the winding-up of the Seller); or

9.3.4	the Buyer failing to exercise or delaying the exercise of any right or remedy under or in connection with this agreement.

9.4
Each of the Warranties will be construed as a separate and independent warranty and, except where expressly provided to the contrary, will not be governed, limited or restricted by reference to or inference from any other terms of this agreement or any other Warranty.

9.5
No failure to exercise and no delay in exercising on the part of the Buyer any right or remedy in respect of any Warranty will operate as a waiver of the right remedy or Warranty, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of the right or remedy or the exercise of any other right or remedy.

10.	Limitation of liability

10.1
Save for any claim under clauses 4 (Price), 5 (Consideration Protections), 7.2.2 (Creditors and excluded liabilities indemnity) or 11 (Undertakings) or the indemnities contained in clause 8 (Employees), the aggregate liability of (i) the Seller and the Guarantor and (ii) the Buyer, shall in each case in respect of all and any claims under the terms of this agreement (each is a Claim), including in respect of a breach of the Warranties, be limited to and shall in no event exceed the greater of:

10.1.1	£100,000 (one hundred thousand pounds); or

10.1.2
the aggregate amount of Consideration actually received by the Seller (as adjusted in accordance with clause 4.11) prior to the date such Claim is settled or determined by a court of competent jurisdiction (and/or which becomes payable thereafter).

10.2	The parties shall cease to have any liability to each other under this Agreement:

10.2.1
in respect of any Claim, other than a Claim for breach of clause 12 (Restrictions), on the first anniversary of the Completion Date, unless written notice of such Claim has been given to the relevant party before that date (in which case the relevant party shall cease to be liable in respect of any such notified Claim if proceedings in respect of it are not served within 6 months thereafter);

10.2.2
in respect of a Claim for breach of clause 12 (Restrictions) on the date falling 18 months after the Completion Date, whether or not written notice of such Claim has been given to them before that date; and

10.2.3
in respect of any claim under clause 4 (Price), 5 (Consideration Protections) or clause 7.2.2 (Creditors and excluded liabilities indemnity) or the indemnities contained in clause 8 (Employees), on the third anniversary of the Completion Date, whether or not written notice of such claim has been given to them before that date.

10.3	For the avoidance of doubt nothing in this Agreement shall prevent the Guarantor from procuring the winding up of the Seller at any time after Completion.

11.	Undertakings

11.1	The Seller will:

11.1.1	within a reasonable time of receiving any notices, correspondence, information or enquiries about the Business, Customer List or the Employees pass them or copies of them to the Buyer; and

11.1.2
hold in trust for the Buyer and account immediately upon receipt to the Buyer for any money to which the Buyer is entitled under the provisions of this agreement that is received by the Seller after the Completion Date on account of the Business, the Customer List or the Employees.

11.2
Save for the Consideration, which shall be paid in accordance with clause 4, the Buyer will hold in trust for the Seller and account immediately upon receipt to the Seller for any money to which the Seller is entitled and is received by the Seller after the Completion Date.

11.3
The Buyer shall provide usual office facilities as may be reasonably requested by the Seller at its premises for a period of 3 months from the Completion Date in order that one employee of the Seller (which shall include a temporary employee provided to the Seller by a temporary employment agency) may conclude certain matters relating to the cessation and winding-up of the Business from the Buyer’s premises. Such facilities shall include a desk, chair, telephone, internet and email access, storage space for files and other reference material or storage media and access to a photocopier, fax machine, printer, toilets, drinking water and facilities to make or obtain hot drinks.

11.4	The Buyer undertakes with the Seller and the Guarantor that it shall, and that it shall procure that its Group Companies and their respective directors, officers and employees (Associates) shall:

11.4.1
keep the Existing Product and its contents confidential, save to the extent that the provision of such material or contents (i) has been consented to in writing by the customer to whom the Existing Product relates or for whom it was originally produced, (ii) is required by law, regulation, regulatory authority or other applicable judicial or governmental order, or (iii) is made to Associates of the Buyer who need such material in order for the Buyer to deliver services to the customer for whom it was originally produced;

11.4.2	only use the Existing Product as is expressly authorised by the customer for whom it was originally produced; and

11.4.3
if the Seller or the Guarantor acting reasonably so request in writing, within five Business Days of the receipt by the Buyer of such request (i) despatch by courier some or all of the Existing Product to the Seller, the Guarantor or the relevant customer on the Customer List, in each case as is so requested by the Seller or the Guarantor, (ii) despatch by courier to the Seller, the Guarantor or the relevant customer on the Customer List, in each case as is so requested by the Seller or the Guarantor, or, at the Buyer’s discretion (save where the relevant customer has requested otherwise), destroy, all written material, memoranda, notes, copies, excerpts and other writings or recordings whatsoever prepared by the Buyer or any Associate of the Buyer based upon, containing or otherwise reflecting any Existing Product and (iii) confirm in writing to the Seller and the Guarantor that the Existing Product to be returned has been returned and the material to be destroyed has been destroyed.

11.5	The Seller or the Guarantor shall be deemed to be acting reasonably in making a request pursuant to clause 11.4.3 if a director of one or both of them reasonably believes that:

11.5.1
the Buyer, the Seller or the Guarantor is legally or contractually obliged to return, despatch or destroy the Existing Product or to procure that the Existing Product is returned, despatched or destroyed, in each case to the extent such party is so requesting;

11.5.2	the relevant client has requested that the Existing Product is returned, despatched or destroyed to the extent such party is so requesting; or

11.5.3	the Existing Product to be returned, despatched or destroyed does not relate to a customer on the Customer List.

11.6	The parties agree that the cost of complying with a request made pursuant to clause 11.4.3 to:

11.6.1	despatch Existing Product to the relevant customer on the Customer List shall be borne by the Buyer; and

11.6.2	despatch Existing Product to the Seller or the Guarantor shall be borne by whichever of the Seller or the Guarantor is making the request.

11.7	The Buyer agrees to:

11.7.1
advise those of the Associates of the Buyer to whom some or all of the Existing Product or its contents is to be provided in accordance with clause 11.4.1 of the undertakings contained in clause 11.4 and obtain agreement from each such Associate that it or he shall be bound by the provisions of such undertakings, in each case prior to such material or information being provided to such Associate;

11.7.2	be responsible for any breach of the undertakings contained in clause 11.4 by any of its Associates;

11.7.3	at its sole expense, take all reasonable measures to restrain its Associates from prohibited or unauthorized disclosure or use of the Existing Product; and

11.7.4
indemnify the Seller and the Guarantor against all liabilities, losses, charges and costs reasonably suffered or incurred by the Seller and/or Guarantor as a result of the actual or alleged breach by the Buyer of the undertakings contained in clause 11.4 (provided that the Seller and/or Guarantor (as appropriate) shall promptly notify the Buyer of any such breach and take such actions as the Buyer may reasonably request (at the Buyer’s expense) to refute, contest, defend or settle any such claim).

12.	Restrictions

12.1	The Seller and the Guarantor each undertake that it will not (and in the case of the Guarantor, it will procure that its subsidiaries will not) do any of the following things:

12.1.1
in the 18 month period following the Completion Date, establish anywhere in the European Union a business for the provision of video communications services to corporate, government and non-governmental organisations within the European Union (Business);

12.1.2	in the 18 month period after the Completion Date, directly solicit the custom of any Exclusive Customer or Non-Exclusive Customer in respect of services to be provided within the European Union; nor

12.1.3	assist any other person to do any of the things mentioned in clauses 12.1.1 and 12.1.2.

12.2	The restrictions in clause 12.1:

12.2.1
do not prevent the Seller or the Guarantor from carrying on a business or doing anything else in accordance with the Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

12.2.2	will continue to apply notwithstanding that the Customer List or part of it is assigned or transferred in accordance with clauses 5.1 or 18;

12.2.3
shall not prevent the Guarantor or any subsidiary of the Guarantor (excluding the Seller) from providing services from their respective offices in the United States to any customers on the Customer List that the Guarantor or any such subsidiary has provided services to, invoiced for services supplied to or received revenue from, in each case at any time prior to the Completion Date; and

12.2.4
shall not prevent the Guarantor or any subsidiary of the Guarantor (excluding the Seller) from providing services from their respective offices in the United States to any customer of the Guarantor or any such subsidiary that is not on the Customer List, whether such customer is based in the European Union or not;

13.	Good faith discussions

The Buyer, Seller and Guarantor will hold discussions in good faith:

13.1	with a view to establishing an affiliate relationship under which:

13.1.1	the Buyer would provide services in Europe to the Guarantor’s customers; and

13.1.2	the Guarantor would provide services in the United States to the Buyer’s customers; and

13.2
to discuss the possibility of the sale or transfer by the Seller to the Buyer of production equipment used by the Seller and of the Seller’s leasehold premises at 52-58 Shorts Gardens, Covent Garden, London.

14.	Announcements

The parties agree that no announcement will be made concerning the existence of or matters covered by this agreement, unless required by law or a competent regulatory authority, until a mutually agreed joint announcement is prepared and released.

15.	Subsequent action

The Seller and the Buyer each will, and they will each use their respective reasonable endeavours to procure that any third party will, execute all such documents and do all such acts and things as may be reasonably required by the Buyer or the Seller (as appropriate) on or subsequent to the Completion Date in order to carry into effect the terms of this agreement, including, but not limited to, securing to or vesting in the Buyer the legal and beneficial ownership of the Customer List. The person requiring such execution, action or thing to be done shall be responsible for the expenses that the person executing the document or doing such acts or things reasonably incurs in doing so.

16.	Notices

16.1	Any notices or other communication given under this agreement must be in writing and served:

16.1.1
by hand delivery to the recipient, or by recorded first class post or recorded airmail (as appropriate) addressed to the recipient, in each case at the address specified in this agreement for the recipient or such other address as the recipient may have last notified to the other parties; or

16.1.2
by fax to the following fax numbers or such other fax numbers as the recipient may have last notified to the other parties provided that a confirmatory copy of such notice or other communication is also hand delivered or posted to the recipient in accordance with clause 16.1.1:

Party	Number

Buyer	+44 (0)20 7387 8444

with a copy to Fladgate LLP marked for the attention of David Robinson	+44 (0)20 7182 1358

Seller	+1 212 682 1064

Guarantor	+1 212 599 2579

16.2	Any notice to be given to the Seller or the Guarantor shall be marked for the attention of the Chief Financial Officer.

16.3	Any notice given pursuant to clause 16.1 is deemed to have been served:

16.3.1	if delivered by hand, at the time of delivery;

16.3.2	if sent by post, within five Business Days of posting, exclusive of Sundays; and

16.3.3
if sent by fax, at the completion of transmission during business hours at its destination or, if not within business hours, at the opening of business hours at its destination on the next Business Day but subject to:

1.	proof by the sender that it holds a printed transmission report confirming despatch of the transmitted notice;

2.	the sender not receiving any telephone calls from the recipient, to be confirmed in writing, that the fax has not been received in a legible form; and

3.	despatch of the notice by post in accordance with clause 16.1.1 on the same day as its transmission.

16.4	For the purpose of clause 16.3.3, business hours means between 9.00 a.m. and 5.30 p.m.

17.	Entire agreement

17.1
This agreement and the documents referred to in it constitute the entire agreement between the parties with respect to the sale and purchase of the Customer List and supersede all other agreements or arrangements, whether written or oral, express or implied, between the parties or any of them relating to the subject matter of this agreement.

17.2
For the avoidance of doubt, no party has or is giving to, or entering into with, in each case any other party, any representations, warranties, undertakings, covenants, agreements or obligations, whether in respect of its past, present or future business or employees, the Customer List or anything else, save as expressly set out in this agreement.

17.3
The Buyer acknowledges that neither the Seller not the Guarantor is giving any representation or warranty, express or implied, that the Existing Product contains or represents all the video, audio, still images and other documents produced by the Seller for the customers on the Customer List prior to the Completion Date.

18.	Assignment

18.1
Subject to this clause 18, this Agreement shall be binding upon and enure for the benefit of the successors and assignees of the parties and, subject to any succession or assignment permitted by this Agreement, any such successor or assignee of the parties shall in its own right be able to enforce any term of this Agreement.

18.2	The Seller, its successors and assignees shall be entitled to assign the benefit of this agreement to a Group Company of the Seller but not otherwise.

18.3	Save as to the extent permitted by clause 5.1, the Buyer shall not be entitled to assign its rights or obligations under this Agreement.

19.	General

19.1
Any provision in this agreement which is held by any competent court or tribunal to be illegal or unenforceable will to the extent necessary be regarded as omitted from this agreement and the enforceability of the remainder will not be affected.

19.2	No party will be affected by any delay or failure in exercising or any partial exercising of his rights under this agreement unless it has signed an express written waiver or release.

19.3
The provisions of this agreement and the rights and remedies of the parties under this agreement are cumulative and are without prejudice and in addition to any rights or remedies which a party may have in law or in equity. No exercise by a party of any one right or remedy under this agreement, or at law or in equity, will, unless the contrary is expressly stated, hinder or prevent the exercise by it of any such other right or remedy.

19.4
All expenses incurred by or on behalf of the parties, including all fees of solicitors and accountants employed by any of the parties in connection with the negotiation, preparation and execution of this agreement will be paid solely by the party which has incurred them.

19.5	No variations of this agreement are effective unless made in writing and signed by the parties or their authorised agents.

19.6	Save for clause 18, no term of this Agreement shall be enforceable by a third party.

19.7
This agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original and all the counterparts together shall constitute one and the same instrument.

19.8
No party shall disclose any confidential information about any other party without the prior written approval of the other party (such consent shall not be unreasonably withheld, conditioned or delayed), except to the extent that disclosure of such information:

19.8.1	is required by law or by any legal or regulatory authority; or

19.8.2	is to a Group Company of the disclosing party, or any of its directors, officers, employees, agents or advisers, or any of the same of a Group Company of the disclosing party.

19.9	The contents of the Customer List are confidential information of each of the parties for the purposes of this clause 19.8.

19.10	The construction, validity and performance of this agreement are governed by the laws of England and Wales and the parties submit to the jurisdiction of the English courts.

Signed on the date set out at the head of this agreement.

Signed by	)
for and on behalf of	)
Medialink UK Limited	)
in the presence of:	)

Signature:

Name:

Address:

Occupation:

Signed by	)
for and on behalf of	)
World Television Group plc	)
in the presence of:	)

Signature:

Name:

Address:

Occupation:

Signed by	)
for and on behalf of	)
Medialink Worldwide Incorporated	)
in the presence of:	)

Signature:

Name:

Address:

Occupation: